Mail Stop 4561

November 9, 2007

VIA USMAIL and FAX (212) 793 - 1986

Ms. Jennifer Magro
Chief Financial Officer and Director
Citigroup Managed Futures LLC
General Partner
Smith Barney Warrington Fund, L.P.
731 Lexington Avenue – 25th Floor
New York, New York 10022

> **Re: Smith Barney Warrington Fund, L.P.**
> **Form 10 Amendment #1**
> **Filed October 18, 2007**
> **File No. 000-52603**

Dear Ms. Jennifer Magro:

We have limited our review of your filing to the financial statements only and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

*****

FORM 10 AMENDMENT # 1 FILED ON OCTOBER 18, 2007

General

1.   We note that your response has been submitted and signed by your counsel.
        Please provide on a separate letter from, and signed by an officer of, the Company
        a statement acknowledging that:
        - The company is responsible for the adequacy and accuracy of the
          disclosures in the filings;
        - Staff comments or changes to disclosures in response to staff comments
          do not foreclose the Commission from taking any action with respect to
          the filings; and
        - The Company may not assert staff comments as a defense in any
          proceeding initiated by the Commission or any person under the federal
          securities laws of the United States.

Financial Statements and Notes

Note 4 Trading Activities, page 51

2.   We note your disclosure that "Fair values for *exchange traded* commodity futures
        and options are based on quoted market prices for those futures and options."
        Please clarify if you have any contracts whose values are determined based on
        models and other valuation methods or valuations made in good faith by
        management. If applicable, tell us how you consider expanding your disclosure to
        explain those valuation methods and providing the disclosure required in FR-61
        as it relates to your trading activities in contracts that are not traded on an
        exchange.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please submit a response letter on EDGAR that keys your responses
to our comments and provides the requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jorge Bonilla
Senior Staff Accountant